Exhibit 99.2

FINAL SSYS Q4 2014 & FY 2014 Earnings Script

SLIDE#1: TITLE SLIDE

SLIDE#2: CONFERENCE DETAILS

Speaker: Shane Glenn

Good morning, everyone, and thank you for joining us to discuss our fourth-quarter and year-end financial results. On the call with us today are David Reis, CEO, and Erez Simha, CFO and COO of Stratasys.

SLIDE#3: FLS

I remind you that access to today’s call, including the prepared slide presentation, is available online at the web address provided in our press release.

In addition, a replay of today’s call, including access to the slide presentation, will also be available and can be accessed through the investor section of our website later today.

We will begin by reminding everyone that certain information included or incorporated in this presentation may be deemed to be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.

Forward-looking statements are often characterized by the use of forward-looking terminology such as may, will, expect, anticipate, estimate, continue, believe, should, intend, project or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements related to the Company’s objectives, plans, strategies, statements that contain projections of results of operations or financial conditions, including with respect to the MakerBot, Solid Concepts, Harvest Technologies and GrabCAD acquisitions, and all statements other than statements of historical fact that address activities, events or developments that the Company intends, expects, projects, believes or anticipates will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The Company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things, the extent of our success at introducing new or improved products and solutions that gain market share; the extent of our success at efficiently and successfully integrating the operations of various companies that we have acquired or may acquire; the impact of competition and new technologies; general market, political and economic conditions in the countries in which we operate; projected capital expenditures and liquidity; changes in our strategy; government regulations and approvals; changes in customers’ budgeting priorities; the overall global economic environment; litigation and regulatory proceedings; and those factors referred to under risk factors, information on the Company, operating and financial review and prospects, and generally the Company’s annual report for 2014 to be filed on Form 20-F on March 3, 2015, and other reports that the Company files with the SEC.

Readers are urged to carefully review and consider the various disclosures made in the Company’s SEC reports, which are designed to advise interested parties of the risks and factors that may affect its business, financial condition, results of operations and prospects. Any forward-looking statements in this presentation are made as of the date hereof, and the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

As in previous quarters, our focus on today’s call will be on non-GAAP financial results. These non-GAAP financial measures should be read in combination with our GAAP metrics to evaluate our performance. We also note that we are not providing any pro forma financial results for acquisitions. Certain non- GAAP to GAAP reconciliations are provided in the table contained in our slide presentation and press release.

Now I would like to turn the call over to our CEO, David Reis. David?

SLIDE#4: SUMMARY SLIDE

Speaker: David Reis

Thank you, Shane, and good morning, everyone.

On our February 3 conference call, we discussed preliminary fiscal 2014 financial results; discussed the key drivers behind our fourth quarter performance; provided our fiscal 2015 financial guidance; and unveiled a new strategic investment plan designed to support the future growth of our business.

Today, we will review our 2014 fourth quarter and year-end results and the strategic investment plan in more detail.

Our core business, excluding MakerBot and our newly acquired service bureaus, performed impressively in the fourth quarter. However, our fourth quarter results were impacted by slower growth of MakerBot revenue during the period, driven by challenges associated with the introduction and scaling of its new product platform and its evolving distribution model.

Nevertheless, we are excited about our opportunity to build upon MakerBot’s leading position in the new product category of desktop 3D printing, and we will continue to invest to provide MakerBot with the ability to further scale and build superior product platforms positioned for long-term growth as the adoption of 3D printing expands.

As we look back at 2014, we are pleased with our many accomplishments.

1.              We launched over 25 major new 3D printing systems and materials throughout the year, including 11 new systems and materials in the fourth quarter alone.

2.              We completed the alignment of the Company’s R&D and global operations that resulted from the Stratasys-Objet merger.

3.              We made significant investments in infrastructure, including the completion of a new PolyJet manufacturing facility in Kiryat Gat, Israel.

4.              We greatly expanded our go-to-market capabilities, through strategic investments in our channel, development of our Vertical Business Unit and Strategic Accounts Management initiatives, and through major distribution partnerships.

5.              We completed over six strategic acquisitions, including Solid Concepts and Harvest Technologies, two leading parts manufacturing services, and GrabCAD, a leading cloud-based software collaboration platform.

6.              We also reached a significant milestone in 2014 with over 100,000 cumulative systems shipped on a pro-forma combined company basis; we believe that Stratasys is the only 3D printing company to have achieved this level of scale.

2014 was a year of significant growth and investment, and I will return later in the call to provide you more details on these developments and our strategy, but first I would like to turn the call over to our COO and CFO, Erez Simha, who will provide you details on our financial results. Erez?

SLIDE#5: QUARTER HIGHLIGHTS

Speaker: Erez Simha

Thank you, David, and good morning, everyone.

Our revenue for the fourth quarter increased by 40% over last year to $217 million. This included organic revenue growth of 26% over the fourth quarter of last year.

Our organic revenue (excluding MakerBot) grew by 29% over last year.

Our non-GAAP gross margin came in at 56% for the quarter; non-GAAP net income declined by 3% over last year to $24.9 million, or $0.48 per diluted share, compared to non-GAAP net income of $25.8 million, or $0.50 per diluted share, for the same period last year.

SLIDE#6: REVENUE

Product revenue in the fourth quarter increased by 24% to $168.6 million, as compared to the same period last year.

Within product revenue, system revenue increased by 28% over the same period last year.

As discussed on our February 3rd call, our results were impacted by slower growth of MakerBot revenue during the period, which grew by 7% in the fourth quarter over the prior year, contributing $26.6 million in revenue.

The two key challenges affecting MakerBot’s performance in the quarter, as discussed on our February 3rd call, were related to the introduction and scaling of its new product platform and MakerBot’s evolving distribution model.

During 2014, and specifically in the fourth quarter, MakerBot made significant hardware and software improvements to its product line, and is adjusting to its new distribution model.

Throughout 2014, MakerBot invested in the development of a multi-tier distribution strategy enabling broader distribution. However, given the nature and scope of the new partnerships that this strategy entails, in comparison with MakerBot’s traditional distribution model, predictable sales patterns and reorder rates have yet to be established.

It’s important to remember that we are leading the industry in creating a new market within the desktop category, and we expect some volatility as we build out the necessary infrastructure to continue our growth plans.

Within product revenue, consumables revenue increased by 27% in the fourth quarter compared to the same period last year, driven primarily by our growing installed base of 3D printers, and the relatively high usage trends of our high-end production systems.

Service revenue in the fourth quarter increased by 141% to $48.5 million, as compared to the same period last year. Excluding the recent acquisitions of Solid Concepts and Harvest Technologies, service revenue grew by 40%.

Within service revenue, customer support revenue increased by an impressive 46% as compared to the same period last year, driven primarily by our growing installed base of systems.

SLIDE#7: UNIT SALES

The Company sold 11,214 3D printing and additive manufacturing systems during the fourth quarter, and on a combined pro-forma basis, has sold 121,661 systems worldwide as of December 31, 2014.

We observed strong unit sales growth during the fourth quarter, specifically for design and manufacturing solutions that target enterprise level prototyping to direct digital manufacturing applications.

The new product introductions we made at Euromold have been met with strong demand, particularly the higher-end Fortus and PolyJet systems.

SLIDE#8: GROSS PROFIT

Gross margin was 56.0% for the fourth quarter compared to 60.2% for the same period last year.

Gross margin relative to last year was mainly impacted by the charges and reserves relating to the introduction and scaling of our new MakerBot product platform, which we discussed on our February 3rd call, as well as by lower gross margin generated by the incremental revenue recognized from the acquisition of Solid Concepts and Harvest Technologies.

Excluding the impact of acquisitions and these incremental charges, fourth quarter gross margin would have been relatively flat year-over-year.

Compared to the third quarter of 2014, the decline in gross margin was driven by the MakerBot charges and reserves, as well as a shift in product mix — specifically, the third quarter of 2014 experienced relatively stronger sales of the Objet 1000 following the product’s initial launch during that period.

SLIDE#9: OPERATING PROFIT

Operating expenses increased 55% in the fourth quarter compared to last year, driven primarily by the inclusion of Solid Concepts and Harvest Technologies operating expenses; as well as by increased sales, marketing and R&D investments to support our growth expectation and fund new product introductions.

Net R&D expenses increased by 38% to $21.4 million in the fourth quarter, as compared to the same period last year; R&D as a percentage of net sales was at 9.8%, compared to 9.9% for the same period last year.

The increase in R&D expense was driven primarily by an increase in headcount and overall systems and material project acceleration.

SG&A expenses increased by 61% to $75.3 million for the fourth quarter, as compared to $46.8 million for the same period last year, primarily driven by the inclusion of Solid Concepts and Harvest Technologies expenses, headcount additions, increased travel, and higher sales and marketing expense.

We received a tax benefit of 19.8% compared to the effective tax rate of 16.2% for the same period last year. Our tax expenses were impacted by a one time benefit of R&D credit in the US, and tax settlement from prior years.

SLIDE#10: BALANCE SHEET

As we discussed on our conference call on February 3, Stratasys updated the goodwill impairment of our MakerBot reporting unit in December 2014. As a result, we incurred a one-time, non-cash, non-tax-deductible goodwill impairment charge of $102 million in the fourth quarter.

We maintain approximately $443 million in cash and cash equivalents and short-term bank deposits. The cash balance includes a $50 million drawdown on the Company’s revolving credit facility.

EBITDA for the fourth quarter amounted to $29.6 million.  Backlog at the end of 2014 amounted to $14.3 million, versus $28.5 million at the end of 2013.

Cash flow generated by operations was $14.9 million. Capital expenditures amounted to approximately $16.7 in facility and equipment investment.

Inventory increased to $123.4 million in the fourth quarter, compared to $119.3 at the end of the third quarter.

Accounts receivable increased to $150.8 million in the fourth quarter, compared to $140.7 million at the end of the third quarter, while DSO on 12-month trailing revenue was 73, compared to 74 in the third quarter and 74 in the fourth quarter last year.

SLIDE#11: SUMMARY SLIDE

In summary,

1.              We are continuing to observe increased demand for our design and manufacturing enterprise solutions and expect growth in 2015 at a rate of more than 25% for these higher-end solutions. Nevertheless, we believe growth will be stronger in the second half and weaker in the first

2.              We are seeing growth in our consumables business, which is a reflection of our growing installed base and efforts to educate the market around our advanced materials.

3.              We believe that we are making the appropriate investments in strategic initiatives and infrastructure to help accelerate our growth moving forward by increasing headcount and driving new product initiatives and sales and marketing.

4.              We have a strong balance sheet and we continue to position the company for future growth through strategic investments, as well as through additional acquisitions.

I would now like to turn the call over to our VP of Investor Relations, Shane Glenn, who will provide you greater details on our 2015 financial guidance. Shane.

SLIDE#12: GUIDANCE

Speaker: Shane Glenn

Thank you, Erez.

As we announced on February 3, for 2015 we estimate total revenue in the range of $940 to $960 million, representing growth of 25% to 28% compared to fiscal 2014, with non-GAAP net income in the range of $109 to $118 million, or $2.07 to $2.24 per diluted share. We project a GAAP net loss for fiscal 2015 in the range of $23 to $10 million, or ($0.45) to ($0.20) per share.

Projected non-GAAP revenue and net income is expected to be derived disproportionately from the second half of fiscal 2015, driven by the projected timing of revenue and operating expenses.

We expect the year to start slower and estimate that MakerBot performance will continue to negatively impact company results in the first half of 2015.

We expect total operating expenditures to be in the range of 46% to 47% of anticipated revenues on an annual basis. We also expect to incur capital expenditures in the range of $160 to $200 million in 2015, and expect an effective tax rate of 5% to 10%.

SLIDE#13: LONG-TERM MODEL

Finally, I want to reiterate the following goals for the Company’s long term operating model. We aim to achieve:

•                  Annual organic revenue growth of at least 25%

•                  Non-GAAP operating income as a percentage of sales of 18-23%

•                  Non-GAAP effective tax rate of 10-15%

•                  Non-GAAP net income as a percentage of sales of 16-21%

Appropriate reconciliations between GAAP and non-GAAP financial measures are provided in a table at the end of this press release, and the table provides itemized detail of the non-GAAP financial measures.

Now, I’d like to turn the call back over to David Reis. David?

David Reis

Thank you, Shane.

Taking a step back to look at the big picture, 2014 was a year of significant progress for Stratasys.

Our core business is growing, reflecting increasing demand for additive manufacturing applications worldwide.

We continue to position the Company to succeed over the long term by making strategic investments in our business that will help expand our global reach; further develop our products and services for specific industries and applications; and strengthen our relationships with our customers.

SLIDE #14 MakerBot Update

I want to highlight some of MakerBot’s achievements over the past two years.

MakerBot has experienced rapid growth since inception, with sales expanding by over 600% from 2012 to 2014, and, to date, has sold approximately 80,000 units, by far the largest number of desktop 3D printers in the industry.

MakerBot maintains significant brand leadership, and has developed an extensive 3D printing ecosystem through software, mobile applications, user community, content, and strategic partnerships.

During the fourth quarter of 2014, our results were impacted by slower growth of MakerBot revenue — a result of the issues we have previously outlined.

As MakerBot continues to scale, we expect to see continued evolution of, and investment in, its business, including its product development, sales and marketing and organizational structure.

As we develop the business, we expect MakerBot’s growth path will experience some inconsistencies, and expect the first half of 2015 will be challenging. However, as we address these issues, we expect MakerBot growth rates to ramp up to, or in excess of, overall company averages by 2016.

SLIDE #15 OUTLOOK AND INVESTMENT PLAN

Looking ahead, we believe that Additive Manufacturing is poised to enter a new phase of increased adoption.

Following extensive review of our evolving industry and growth opportunities, the management and the Board of the Company have decided to implement an aggressive plan that we believe will position Stratasys to support annual revenues of $3 billion in 2020.

The plan is intended to allow Stratasys to capitalize on the trends we are seeing in the marketplace by improving our industry focus, expanding our Stratasys Direct Manufacturing services, driving product innovation, and building the necessary infrastructure for future growth.

SLIDE #16 INDUSTRY FOCUS - VERTICALS

One area of investment is targeted at accelerating efforts around our Vertical Business Unit, or VBU, initiative.

The goal of the VBU initiative is to drive adoption for vertical applications and solutions within areas we have identified as having a high potential for Additive Manufacturing.

These include verticals such as aerospace, automotive, healthcare and education.

In 2014, the VBU completed the initial phase of a three-year plan and launched a defined strategy and KPIs across key verticals.

We have already observed results in key verticals; with over 50 deals for manufacturing applications having been closed with VBU support in 2014.

In addition, industry-specific material certification processes with key partners have been developed; and a Stratasys education curriculum program was launched in the fourth quarter.

SLIDE #17 SERVICES - STRATASYS DIRECT MANUFACTURING

To enhance our solutions around services, our investment plan focuses on the expansion of our newly- branded Stratasys Direct Manufacturing parts services, or SDM.

Stratasys Direct Manufacturing is supported by our recent acquisitions of Solid Concepts and Harvest Technologies; and we are happy to report progress in combining these two leading service providers with our previously existing RedEye paid parts service.  This includes:

1.)  A fully integrated sales team and deployment of our CRM;

2.)  Significant progress in rolling out a single quoting engine for the combined service offerings;

3.)  And a plan for proceeding with a full IT integration later this year that will support these services.

Looking beyond these accomplishments, the next steps in the integration process are to develop go-to-market strategies that create cross-selling opportunities between SDM and our traditional printing solutions.

Additionally, we believe there are ways in which we can leverage our Vertical Business Unit team to accelerate SDM sales into manufacturing verticals.

We expect to enter into the second half of 2015 with a clearer go-to-market plan for creating these revenue synergies, which we expect to produce tangible results in 2016.

SLIDE #18 SERVICES - PROFESSIONAL SERVICES

As additive manufacturing enters a new phase of increased adoption and growth, we believe expanding our professional services capabilities will be critical.

The Stratasys Services Group will provide customers with expert consulting around additive manufacturing strategy across technologies and solutions.

We are pleased to announce that the team at Econolyst, a UK-based additive manufacturing and 3D printing consultancy and research firm, will join Stratasys to support this effort.

The team, led by 20-year industry veteran Dr. Phil Reeves, will form the foundation of the new Strategic Consulting Division, a part of the Stratasys Services Group.

SLIDE #19 PRODUCTS AND INNOVATION

Another area of focus is on product development.

This includes new products based on existing technologies; new platforms based on long-term innovation and development projects; software platform development; as well as the creation of a leading 3D printing ecosystem.

We are already benefiting from our investments to accelerate new products to market, as seen in our 11 new 3D printing systems and materials launched at Euromold in November.

We drove hard to get these products to the market given our anticipation of strong demand, which we have observed. In fact, in recent years, our additional investments in new product development have generally shown a return in a one-to-two year time frame, and we are optimistic that our investment plan will enable us to continue that trend.

Looking longer-term, we have multiple innovation products that have the potential to produce new platforms that could greatly expand the adoption of existing applications, as well as open up new markets. These additional investments are by definition longer-term investments, with at least a two-to-four year time horizon expected for product launch.

Ultimately we believe that a robust software ecosystem that can improve 3D printing accessibility is critical to driving adoption of our products and services.

Our recent acquisition of GrabCAD gives us the opportunity to provide a common core platform and user experience for our 3D printing systems and parts services offerings.

The GrabCAD acquisition has brought us group of talented software professionals with a deep understanding of the needs of designers and engineers, which allows Stratasys to deliver enhanced collaboration tools and improved accessibility relating to 3D CAD content to our customers.

SLIDE #20 SALES AND MARKETING, GO-TO-MARKET

Another critical area for investment is our sales and marketing infrastructure. We want to develop enhanced channel programs designed to increase capacity, productivity and coverage, while expanding our account management efforts to further serve our customers.

We are encouraged by the significant growth we observed in 2014 within our Strategic Accounts Management initiative, which identifies leading, global accounts and implements a single account management plan to drive sales and coordinate fulfillment in partnership with our global reseller network. Our top ten strategic accounts, all large multinationals, reported total revenue growth in 2014 of 158% compared to 2013 — an impressive achievement.

Our continued investment in the channel is a necessary part of our growth. Our investments take many forms, ranging from sponsored training events for channel partners, to acquisitions of key assets within the channel.

For example, we recently acquired certain assets of our Hong Kong-based reseller Intelligent CAD/CAM Technology Ltd, which strengthened our local presence and improved our direct access to customers in the Asia Pacific region. We believe this acquisition will help support the growth we continue to observe in the APAC region.

Within MakerBot, we have also expanded MakerBot’s U.S. distribution channels, and recently announced an agreement with the European distributor Datech, a specialty division of Tech Data Europe.

SLIDE #21 SUMMARY & OUTLOOK

In summary:

1.) Our core business is growing, and we are confident in our ability to continue to lead the additive manufacturing market.

2.) Our investments in our Vertical Business Unit and Strategic Accounts Management initiatives are showing positive results as we strengthen our industry focus and expand our go-to-market strategy.

3.) We announced Stratasys Direct Manufacturing, the combination of Solid Concepts, Harvest Technologies, and RedEye, and our PMI plan within parts services is proceeding on schedule.

4.) Our recent new product introductions have been received positively by the market, and we look forward to an accelerated pace of product development moving forward

5.) Finally, we are confident that our investment plan and our growth strategy will enable us to put greater focus on long-term manufacturing-related opportunities, position the Company to capitalize on future growth opportunities, and help solidify our leading position in additive manufacturing and 3D printing.

Operator, please open the call for questions.

SLIDE #22 Q&A

Thank you for joining today’s call. We look forward to speaking with you again next quarter.

Goodbye.